June 15, 1993

Mr. Anthony Tedesco
293 Wall Street
Princeton, NJ  08540

Dear Tony:

     This letter agreement (the "Agreement") will constitute the agreement relating to your employment as Vice President, Far East of Berlitz International, Inc. ("BII"). As used herein the term "Company" shall include BII and its subsidiaries. Any amounts payable and the manner of payment shall be determined by agreement between you and the Company.

     1. Employment. Your employment under this Agreement shall commence July 1, 1, 1993 and be for a term of between one and one-half years to a maximum of two years. You will relocate to Tokyo, Japan and the Company will pay your moving expenses in accordance with BII's moving expense policy for executives. Upon completion of your service as BII Vice President, Far East, you will continue as an executive officer of BII, in a position no lower than Regional Vice President of BII and be relocated and paid your moving expenses in accordance with BII's above moving expense policy.

     Among your other duties as Vice President, Far East of BII, we expect that you will concentrate your efforts on the following major goals (i) increase sales by more actively pursuing group lessons in Japan, (ii) increase EBIT by appropriate means with special emphasis upon reducing teachers salaries as a percentage of sales, and
(iii) employ with the approval of the Executive Committee your successor and train your successor as BII Vice President, Far East, so that your successor can assume his position no later than July 1, 1995.

     2.    Compensation.  During the period you serve as Vice
President, Far East of BII,

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you will receive a gross salary of $75,000 payable $6,250 per month commencing on July 17, 1993, and you will be eligible to participate in BII's Short-Term Executive Incentive Compensation Plan (the
"Plan"), as the same may be modified from time to time. Upon your return from Japan, your salary will be adjusted to the amount which would have been applicable had you continuously served as BII Vice President/North America. You shall also participate in all of BII's employee benefit plans, policies and programs provided to its executives including, but not limited to, health and life insurance policies, disability programs, pension plans, 401K plans, BII's vacation program and the BII 1989 Stock Option and Incentive Plan ("Option and Incentive Plan"), in each instance as the same may be modified by BII from time to time. In lieu of participating in BII's health and retirement plans, you may elect to participate in the health and retirement plans of The Berlitz Schools of Languages of (Japan), Inc. Your salary shall be prorated for any period of less than one month.

     3.    Termination.

           (a) Death. In the event of your death, your employment and the obligations of the Company under this Agreement shall cease and terminate, but the amount of any compensation accrued and due and payable hereunder calculated through to the last day of the month in which your death occurs shall be paid to your heirs and legal representatives.

           (b)  Disability.  In the event you become
substantially unable to perform your duties hereunder as a result of illness or other disability which renders you unfit or incapable of performing such duties, and such disability or incapacity continues for 120 consecutive days or a period of 180 days in any twelve month period, the Company shall have the right to terminate your employment. In such event, the obligations of the Company under this Agreement shall cease, provided that the Company gives you not less than thirty days prior written notice specifying the termination date. Upon such termination, you shall be paid the amount of any compensation accrued and due and payable to you hereunder through the date of such termination.

           (c)  Without Cause.

                In the event you are involuntarily terminated without Cause at any time while you are Vice President, Far East of BII, or within two years from the date on which you

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cease to be Vice President, Far East of BII, the Company agrees to pay you upon termination a lump sum severance amount equal to the sum of two years salary payable to you under this Agreement, plus your salary as a management employee of The Berlitz Schools of Languages (Japan), Inc. ("Berlitz Japan"), payable in cash. If your involuntary termination occurs while you are Vice President, Far East of BII and a management employee of Berlitz Japan, your lump sum severance amount shall be based upon the sum of the salaries you were receiving as Vice President, Far East of BII and a management employee of Berlitz Japan at the time of such involuntary termination.

  If your involuntary termination occurs after you have ceased to be Vice President, Far East of BII, your lump sum severance amount shall be based upon the salary you were receiving after you ceased to be Vice President, Far East of BII at the time of such involuntary termination. You agree to deliver to the Company a release of all claims consistent with the Company's past practice.

                In addition, if you are involuntarily terminated without Cause, to the extent such continued participation is permissible under the general terms and conditions of such plans or programs, you shall also have the right to continue to participate in all health insurance, life insurance, pension, 401K, and disability plans or programs of BII, for the earlier of the period ending two years from the date of your termination, or the date on which you obtain new employment in a comparable position.

                In the event you are involuntarily terminated without Cause, all stock awards, including, without limitation, restricted stock and stock options which may have been awarded to you by BII pursuant to the Option and Incentive Plan, shall to the extent not already vested become fully vested. Any such stock options shall be exercisable for 90 days after your termination.

                In the event you are involuntarily terminated without Cause, you shall also be entitled to select executive outplacement services as is customary for senior executives, the reasonable cost of such services to be paid by the Company; provided however, that your severance compensation payable to you hereunder shall not be reduced by virtue of any obligation to seek other employment.

     (d) With Cause. In the event you are terminated with Cause (as hereinafter defined) at any time, all obligations of the Company under this Agreement shall cease and terminate on

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the last day of the month in which your termination with Cause occurs.

     4.    Definitions.  As used throughout this Agreement,
"Cause" shall mean (i) serious and repeated willful misconduct in respect of your duties under this Agreement which has resulted in material, economic damages to the Company, and, to the extent such misconduct is susceptible to being cured, such misconduct continues for thirty days following written notice to you detailing such misconduct, all as determined by the Executive Committee or Board of Directors of BII, (ii) the final, unappealable conviction in a court of law of any crime or offense (A) for which you are imprisoned for a term of six months or more or (B) that involves the commission of fraud or theft against, or embezzlement from, the Company, or (iii) chronic alcoholism or abuse of controlled substances.

     5. Real Estate Matters. The Company agrees to reimburse you for all documented costs and expenses incurred by you in connection with your utilizing professional real estate managers to rent and manage your personal and investment real estate owned by you on the date of this Agreement. You agree to provide BII with a list of all such real estate, indicating the addresses of all such real estate.

     6. Indemnification. To the extent permitted or required by the laws of the State of New York or the By-Laws of BII, BII shall indemnify and provide reasonable advances for expenses to you, in accordance with the terms of such laws, if you are made a party, or threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that you are, or were, an officer or director of BII or any subsidiary or affiliate of BII, in which capacity you are, or were, serving at BII's best interest, against expenses (including reasonable attorneys' fees), judgments, fines and amounts in settlement actually and reasonably incurred by you in connection with such action, suit or proceeding.

     7. Enforcement. The Company agrees to pay reasonable legal fees and expenses incurred by you in enforcing or defending any of your rights under this Agreement, provided that you prevail in such enforcement or defense.

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     8.    Confidentiality.  You shall keep secret and retain in
strictest confidence, and shall not use for the benefit of yourself or others, except in connection with the business and affairs of the Company, all confidential matters of the Company, including, without limitation, "know-how", trade secrets, consultant contracts, customer lists, subscription lists, pricing policies, operational methods, market plans or strategies, language development techniques or plans, business acquisition plans, new personnel acquisition plans, designs and design projects, research projects and other business affairs of the Company learned by you heretofore or hereafter, and shall not disclose them to anyone outside the Company, except as required in the course of performing duties hereunder or with the Company's express written consent. All memoranda, notes, lists, records and other documents (and all copies thereof) made or compiled by you or made available to you concerning the business of the Company shall remain the Company's property and shall be delivered to the Company promptly upon your termination.

     9. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in New York, except that any matters pertaining to the Berlitz Japan health and retirement plans shall be governed by the laws of Japan.

     10. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof. No representation, promise of inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by, or liable for, any alleged representation, promise or inducement not so set forth.

     11. Assignment. This Agreement, and your rights and obligations hereunder, may not be assigned by you.

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     12.   Amendments.  This Agreement may be amended,
modified, superseded, cancelled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto.

     13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                          Sincerely,

                          BERLITZ INTERNATIONAL, INC.



                          By:/s/ HIROMASA YOKOI
                               Name: Hiromasa Yokoi
                               Title: Vice Chairman and Chief Executive Officer
                                      Berlitz International, Inc.



Accepted and Agreed to:

By:/s/  ANTHONY TEDESCO
   Anthony Tedesco